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Attention:	Jeff Kauten Larry Spirgel Lisa Etheredge Robert Littlepage
	Re:	Taboola.com Ltd. Registration Statement on Form F-4 Filed April 30, 2021 CIK No. 0001840502

Ladies and Gentlemen:

On behalf of Taboola.com Ltd. (the “Company”), set forth below are the Company’s responses to the April 9, 2021 comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of the Registration Statement (the “Initial Public Filing”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Initial Public Filing has been marked to reflect changes made to Amendment No. 1 of the draft Registration Statement that was confidentially submitted on March 25, 2021.

As you will note, the Initial Public Filing contains revisions from the previously submitted version of the Registration Statement that reflect ION’s recent restatement of its historical financial statements to reflect changes to its accounting for certain warrant obligations.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated April 9, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in the Initial Public Filing where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Initial Public Filing.

April 30, 2021

The Initial Public Filing of the Registration Statement on Form F-4

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of ION and
Taboola, page 8

1.
Please disclose equivalent pro forma per share data for Taboola pursuant to Part I.A Item 3(f) of Form F-4. Also, disclose the ratio of the shares of ION common stock to be issued for a share of Taboola.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Initial Public Filing to include Net Income (Loss) per share data, basic and diluted, to correct certain previously disclosed per share data and to add a new column to the table presenting Taboola per share data on a post-split basis, prior to giving effect to the Business Combination. The Company has also revised the disclosure to clarify that one ordinary share of ION will be exchanged for one ordinary share of Taboola, after giving effect to the Stock Split being executed by Taboola in connection with the Business Combination.

Risk Factors
Our amended and restated articles of association..., page 36

2.	We are unable to locate disclosure responsive to prior comment 5. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Initial Public Filing to clarify that there is uncertainty as to whether a court would enforce the exclusive forum provision in its amended and restated articles of association.

3.	We note your response to prior comment 26. Please revise your disclosure in the filing and in exhibit 3.2 to clarify that the exclusive forum provision does not apply to Exchange Act claims or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Initial Public Filing to clarify that the exclusive forum provision does not apply to Exchange Act claims.

Non-GAAP Financial Measures, page 140

4.
We note your response to prior comment 15. Please revise the name of your ex-TAC revenues measure to reflect its nature as being more akin to gross profit. Please also revise to reconcile this measure to gross profit, which appears to be the most comparable GAAP measure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 142 through 145 of the Initial Public Filing, and elsewhere as appropriate, to revise the name of the measure “ex-TAC Revenues” to “ex-TAC Gross Profit” to indicate that measure’s relationship to gross profit and to add a reconciliation of that measure to gross profit.

April 30, 2021

5.
As a related matter, please revise to the title of your measure Adjusted EBITDA margin to reflect that the denominator is a non-GAAP measure more akin to gross profit. The current terminology suggests it is Adjusted EBITDA as a percentage of revenues, similar to your calculation of net income margin. Please also revise to explain what the measure is intended to represent and why it is useful to investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 142 and 143 of the Initial Public Filing, and elsewhere as appropriate, to revise the name of the measure “Adjusted EBITDA Margin” to “Ratio of Adjusted EBITDA to ex-TAC Gross Profit” and to explain what the measure is intended to represent and why it is useful to investors.

Unaudited Pro Forma Combined Financial Information, page 158

6.
Please revise your ownership table on page 160 to clarify how you calculated the number of Taboola ordinary shares outstanding at closing that are attributable to existing Taboola Shareholders and PIPE investors. Similarly revise your footnotes 1 and 2 to the pro forma EPS table on page 167 to clarify how you determined the basic and diluted weighted average shares outstanding attributable to Taboola Shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 163 and 171 of the Initial Public Filing to clarify how the number of shares was calculated for purposes of each of the presentations of such share counts indicated in the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.212.906.1834. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Senet S. Bischoff
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Adam Singolda, Taboola.com Ltd.
Marc D. Jaffe, Latham & Watkins LLP
Justin G. Hamill, Latham & Watkins LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Assaf Naveh, Meitar | Law Offices
Ran Camchy, Meitar | Law Offices
Joel Rubinstein, White & Case LLP
Robert Chung, White & Case LLP
Kristen Rohr, White & Case LLP
Aaron M. Lampert, Goldfarb Seligman & Co.